This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Auto Callable Contingent Interest Notes linked to the common stock of
Apple Inc. due January 02, 2014

The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of o ne share of the
Reference Stock is greater than or equal to the Interest Barrier.

Trade Details/Characteristics

Reference Stock     The common stock, no par value, of Apple Inc. ("AAPL")

Contingent Interest
Payments:           If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each
                    $1,000 principal amount note a Contingent Interest Payment equal to $56.625 (equivalent to an interest rate of 22.65%
                    per annum, payable at a rate of 5.6625% per quarter).

                    If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier,[]no
                    Contingent Interest Payment will be made with respect to
                    that Review Date.

Interest Barrier /
Trigger Level:      80% of the Initial Stock Price (subject to adjustments)

Interest Rate:      22.65% per annum, payable at a rate of 5.6625% per quarter, if applicable

Automatic Call:     If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date)[]is
                    greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each
                    $1,000 principal amount note, equal to (a) $1,000 plus (b)
                    the Contingent Interest Payment applicable to that Review
                    Date, payable on the applicable Call Settlement Date.

Payment at Maturity:If the notes have not been previously called and the Final
                    Stock Price is greater than or equal to the Trigger[] Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the
                    Contingent Interest Payment applicable to the final Review
                    Date. If the notes have not been previously called and the
                    Final Stock Price is less than the Trigger Level, at
                    maturity you will lose 1% of the principal amount of your
                    notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Un der these circumstances, your
                    payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 Stock Return).

                    If the notes have not been automatically called and the
                    Final Stock Price is less than the Trigger Level, you w ill lose more than 20% of your initial investment and may lose all of your initial investment at maturity.

Review Dates:       March 28, 2013 (first Review Date), June 27, 2013 (second
                    Review Date), September 26, 2013 (third Review Date),
                    December 27, 2013 (final Review Date)

Risk Considerations

o Your investment in the notes may result in a loss of some or all of your princi pal.

o Any payment on the notes is subject to the credit risk of JPMorgan Chase and
Co.

o The notes do not guarantee the payment of interest and may not pay interest at all.

o The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Reference Stock.

o The benefit provided by the Trigger Level may terminate on the final Review
Date.

o JPMorgan Chase and Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase and Co.'s obligations under the notes. Their interests may be adverse to your interests.

o If the notes are automatically called early, there is no guarantee that you will be able to reinvest the proceeds at a comparable return for a similar level of risk.

o Certain built in costs are likely to adversely affect the value of the notes prior to maturity. No ownership or dividend rights in the Reference Stock.

o Risk of the closing price of the Reference Stock falling below the Interest
Barrier or Trigger Level is greater if the Reference Stock is volatile.

o Lack of liquidity J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

o The anti dilution protection for the Reference Stock is limited and may be discretionary.

o Many economic factors, such as Reference Stock volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical  Return on a Note

                                           First 3 Review Dates
Compare the closing price of one share of the Reference Stock to the Initial Stock Price and the Interest Barrier until the final review date or any automatic call.
                                                            Automatic Call
 If the closing price of one
 Share of the Reference
 Stock is greater than or            The notes will be automatically called and you will receive (i) the principal
 equal to the Initial                   amount plus (ii) the Contingent Interest Payment with respect to
 Stock Price                                             the related review date
                                                      The closing price of one      You will receive the
                                                      share of the Reference        Contingent Interest
                                                      Stock is greater than or      Payment. Proceed to
 If the closing price of one                          equal to the Interest Barrier the next review date.
 Share of the Reference            No Automatic Call
 Stock is less than the
                                                      The closing price of one
 Initial Stock Price                                                                No Contingent Interest
                                                      share of the Reference
                                                      Stock is less than the        Payment. Proceed to
                                                      Interest Barrier              the next review date.

For more information about the payments upon an Automatic Call or at maturity in different hypothetical scenarios,see "Hypothetical Payment upon Automatic Call or at Maturity" below.

What Are the Payments on the Notes, Assuming a Range of Performances for the
Reference Stock?

The following table illustrates payments on the notes, assuming a range of performance for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $530.00, an Interest
Barrier and a Trigger Level of $424.00 (equal to 80% of the hypothetical Initial
Stock Price) and reflect the Interest Rate of per annum (payable at a rate of
5.6625% per quarter) . The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical  Payment  upon  Automatic  Call or at Maturity

                    Review Dates Prior to the Final Review Date                            Final Review Date
               -------------------------------------------------------------------- ------------- ----------------------------
Closing Price Reference Stock Appreciation /  Payment on Interest Payment Date or   Stock Return   Payment at Maturity (2)
               Depreciation at Review Date Call Settlement Date (1)(2)
-------------- ------------------------------ ------------------------------------- ------------- ----------------------------
 $954.000             80.00%                       $1,056.63                         80.00%              $1,056.63
 $848.000             60.00%                       $1,056.63                         60.00%              $1,056.63
 $742.000             40.00%                       $1,056.63                         40.00%              $1,056.63
 $636.000             20.00%                       $1,056.63                         20.00%              $1,056.63
 $583.000             10.00%                       $1,056.63                         10.00%              $1,056.63
 $556.500             5.00%                        $1,056.63                          5.00%              $1,056.63
-------------- ------------------------------ ------------------------------------- ------------- ----------------------------
 $530.000             0.00%                        $1,056.63                          0.00%              $1,056.63
 $503.500             5.00%                           $56.63                          5.00%              $1,056.63
 $477.000            10.00%                           $56.63                         10.00%              $1,056.63
 $450.500            15.00%                           $56.63                         15.00%              $1,056.63
 $424.000            20.00%                           $56.63                         20.00%              $1,056.63
 $423.947            20.01%                            $0.00                         20.01%                $799.90
 $318.000            40.00%                            $0.00                         40.00%                $600.00
 $159.000            70.00%                            $0.00                         70.00%                $300.00
  $0.000            100.00%                            $0.00                        100.00%                  $0.00
-------------- ------------------------------ ------------------------------------- ------------- ----------------------------

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is gr eater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review
Date if the closing price of one share of the Refe rence Stock on that Review
Date is greater than or equal to the Interest Barrier.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: December 11, 2012

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Stock Price is greater than or equal to the Trigger Level. If the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 20% of your principal amount and could lose up to the entire principal amount of your notes.

THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST
AT ALL -- The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. We will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the
Reference Stock on that Review Date is greater than or equal to the Interest
Barrier. If the closing price of one share of the Reference Stock on that Review
Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Reference Stock on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.

CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- Recent Developments," "Liquidity Risk
Management -- Credit Ratings," "Item 4. Controls and Procedures" and "Part II.
Other Information -- Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q
for the quarter ended June 30, 2012.

THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE
IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK -- The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant. You will not participate in any appreciation in the price of the Reference Stock.
Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors -- Risks Relating to the Notes
Generally" in the accompanying product supplement no. 20-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Reference Stock including extending loans to, or making equity investments in, the issuer of the Reference Stock or providing advisory services to the issuer of the Reference Stock. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the issuer of the Reference Stock, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the
Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE
-- If the Final Stock Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the price of the
Reference Stock during the latter portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the final Review Date.

THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT -- If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest
Payment applicable to the relevant Review Date.

REINVESTMENT RISK -- If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any
Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While any payment on the notes described in the accompanying term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under
"Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK -- As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE INTEREST
BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE REFERENCE
STOCKS IS VOLATILE -- The likelihood of the closing price of one share of the
Reference Stock falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the closing price of the Reference
Stock -- the frequency and magnitude of changes in the closing price of the
Reference Stock.

LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

HEDGING AND TRADING IN THE REFERENCE STOCK -- While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference
Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY -- The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock.
However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock; time to maturity of the notes; the dividend rate of the Reference Stock; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and
Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.